UPCOUNSEL

2021 Report

Dear investors,

2021 was the breakout year for UpCounsel! We not only ran one of the largest crowdfunding campaigns of the year on WeFunder, but in the process got to tell our turnaround story and become top-of-mind for people throughout the tech sector. The growth we experienced in our traffic and the demand on both the client and attorney side was incredible – especially over the summer when the campaign was at its peak. With the new resources, we've begun building out our sales team and improving our product to deliver on the results we promised. We had a bit of a setback in late November when Google's algorithm change dropped our traffic (the first time that's happened – every other algorithm change has been a net positive to us!) so we've been investing in our content since. However, the revenue generated on-platform continues to rise, our sales and conversions are strong, and 2022 promises to be the best year yet.

We need your help!

We are so grateful for each of our investors and their contribution to the growth of UpCounsel. As we move forward, we can continue to use your help in generating increased awareness for the platform. We are always looking for help with referrals to UpCounsel for both clients and attorneys. So, if you know anyone who can benefit as an attorney or client, be sure to let them know. Please help us tell the world about UpCounsel!

Sincerely,

Paul Drobot

Treasurer

Vsevelod Kozinsky

Board member

KJ Erickson

UpCounsel CEO

How did we do this year?

Report Card

A-

The Good

Crowdfund allowed us to tell our story, build massive brand awareness, and generate a major uptick in visitors and jobs on platform

Expansion of onboarding and Attorney Success function led to an incredibly high conversion rate from pilots to annual subscriptions

Investments in SEO paid off in great traffic growth for most of the year

The Bad

Google's algorithm adjustment in Nov resulted in a 25% traffic decline from Oct with a rebound to 1.64M visitors/month in Jan

Inherited domain reputation problems resulting in an ultimate pause of outbound sales emails, and temporary dip in new sales

Fundraise required management time that could have otherwise been used building the business

2021 At a Glance

January 1 to December 31


$$$$




IOU!

$2,334,962 +61%
Revenue

-$259,769
Net Loss

$975,269 +27%
Short Term Debt



$3,706,491
Raised in 2021



$2,945,925
Cash on Hand
As of 04/19/22

INCOME | BALANCE | NARRATIVE

Management believes the Company is in stable financial condition, with the current liquidity ratio of 3.98 as at December 31, 2021, and 3.73 as at March 31, 2022. Quick liquidity ratio exceeded 3.5 at both dates, and managementexpects the Company to maintain current liquidity above 3 in the near-term.

The Company's debt to equity ratio was 0.41 and 0.28 as at December 31, 2021 and March 31, 2022 respectively. SAFE agreements are included in equity for debt-to-equity ratio calculation. The Company paid down principal of $445,156 on the outstanding $1.8M note in March 2022, with the remaining principal of $926,882 payable in two installments in March 2023 and March 2024.

The Company demonstrated a significant growth in revenues of 60% in 2021 compared to 2020. While EBITDA deteriorated from $190,811 in 2020 (13.14%) to $94,818 in 2021 (4.06%), such decrease was mostly caused by certain one-off fees and costs incurred in connection with the fundraise. Adjusted EBITDA comprised $299,121 in 2021 (12.81%).

With over $3.8m capital raised through SAFE notes, positive cash flows from operations and given availability of working capital needs financing from our stockholder, the leadership team believes that the Company is well positioned to achieve its long-term growth and profitability goals.

Net Margin: -11% **Gross Margin: 83%** **Return on Assets: -7%** **Earnings per Share: -$28,863.22**

Revenue per Employee: $389,160 **Cash to Assets: 61%** **Revenue to Receivables: 1,035%** **Debt Ratio: 49%**

Upcounsel_12-31-2021_FS_final_final.pdf

Upcounsel__LLC_12-31-2020_FS.pdf

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Bruce Houck
Blake D
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Maxine Minter
Michael Benson
Chris Berry
Adam Vekony
Li Wang
Martin Froehlich
Cameron Hilton
Maria Tovar
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Gavin Wong
Edvard Manvelyan
William Parish
Beth Adams
Srinivasa Katta
Lukas Sekerak
Eric Glidden
Sanjay CHETWANI
Matthew McKay
Ali Ahmed Ali Hasan
Scott Gall
Thomas Padin
Sumardy Sumardy
Kishan Rao Verukonda
Chandresh Maurya
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Aman Karmani
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Kyle Thomas

Daniel Armstrong
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Steve Barnett
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Steve Crouse
Ulrich Eilers
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David Aliff
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Nezamur Mollah
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Dhimant Bhayani
Joanna Smulska
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Aaron Desai
Daniel Ford
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Terese Odette
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Perry Price
Karianne Sjostedt
Wayne Pollock
Robert Irving
Ryan Knoll
Jesper Oliver TEUCHLER
Michelle Sinclair
Sumith Jain
Anita Stern

Thank You!

From the UpCounsel Team



KJ Erickson
UpCounsel CEO



Paul Drobot



Danny Page



Dana Levine



Karanja Muigai

Paul Drobot

Chief Revenue Officer

Experienced Revenue and GTM Leader with history of building & scaling teams from 5-300+ employees and from $2M-$100M in revenue, including at Intuit/Demandforce & Doubledutch. Former VP of Sales at a16z-backed legal technology firm Atrium.

Danny Page

VP, Operations

Operations and growth pro with experience managing 10,000 remote contractors across 30+ countries and sectors. Built the offshore team at Hustle (acquired by Hubspot). Host of Running Remote podcast & former Time Warner & ESPN Sports TV broadcaster.

Dana Levine

Sales Manager

UC Berkeley, BA. 2nd sales hire at A16Z-backed legal technology firm Atrium, building processes & playbooks to scale revenues from $1M-$18M. Experience training over 500 attorneys on building their practice. LGBTQ+ employee resource group leader.

Karanja Muigai

Attorney Success Manager

University of Pennsylvania, BA. Customer success whiz with history of scaling customer support operations across EMEA and the Americas & managing 300+ support agent teams.



Sergey GLukhov

Lead Engineer

Master's in Computer Science. Lead software architect behind Zola, providing solar for 1 million people across Africa. Leading contributor to opensource Sunspot/RSolr libraries used by thousands of developers.



Femi Adeniji

Operations Manager

University of South Wales MBA. Master's in Advanced AI & Automation. Scaled growth by over 10X for QuickCheck Nigeria and built the credit recovery process. Experience managing a distributed team of 70.



Sieva Kozinsky

Board Member

Wharton MBA. Founded & sold a healthcare company. Experience raising $70M+ in capital for previous companies. Started a VC Fund with 2 unicorns in the first portfolio. Partner at Enduring Ventures.



Xavier Helgesen

Board Member

Skoll Scholar, Oxford MBA. Founder of Better World Books; hit $70M in revenue. Founding CEO at Zola Electric; raised $150M in capital and delivered solar to 1 million people across Africa. Partner at Enduring Ventures.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Michael Wieser	Lawyer @ MJ Wieser Law	2021
Paul Drobot	CRO @ UpCounsel	2021
Kerstin Erickson	CEO @ UpCounsel	2020
Francis Helgesen	Director @ Enduring Ventures, Inc.	2020
Vsevelod Kozinsky	Director @ Enduring Ventures, Inc.	2020

Officers

OFFICER	TITLE	JOINED
Paul Drobot	Treasurer	2021
Danny Page	Secretary	2020
Kerstin Erickson	President	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Enduring Technologies, Inc.	9,500,000 Common	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2020	$1,800,000		Section 4(a)(2)
12/2021	$3,706,491		4(a)(6)
02/2022	$3,706,491	Safe	Regulation Crowdfunding

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
UpCounsel Inc.	03/11/2020	$1,800,000	$1,384,217	4.0%	03/11/2024	Yes

Related Party Transactions

Lender: UpCounsel LLC

Recipient: Enduring Ventures Inc.

Issue date: April - August 2020

Amount: $106024.52

Interest rate: 0.0% per annum

Current with payments: Yes

Description: The Company incurred $104,842.85 and $1,181.67 in expenses on behalf of its parent company, Enduring Ventures Inc. in 2020 and 2021 respectively as a part of centralized group treasury management. These expenses were mostly represented by consulting charges paid on behalf of Enduring Ventures Inc. in April-August 2020. The Company obtained full reimbursement of the expenses from Enduring Ventures Inc. Due to changes in treasury management function at the parent level, the Company does not expect to incur any of such expenses in future.

Lender: UpCounsel LLC

Recipient: EV Holdings 1 LLC dba. Desert Winds Wireless

Issue date: April - August 2020

Amount: $102093.52

Interest rate: 0.0% per annum

Current with payments: Yes

Description: The Company incurred $101,710.79 and $382.73 in expenses on behalf of a related party under common control, EV Holdings 1 LLC dba. Desert Winds Wireless in 2020 and 2021 respectively as a part of centralized group treasury management. These expenses were mostly represented by consulting charges and equipment purchases paid on behalf of EV Holdings 1 LLC. in April-August 2020. The Company obtained full reimbursement of the expenses from EV Holdings 1 LLC. Due to changes in treasury management function at the parent level, the Company does not expect to incur any of such expenses in future.

Lender: UpCounsel LLC

Recipient: EV Holdings LLC

Issue date: May - November 2020

Amount: $41665.69

Interest rate: 0.0% per annum

Current with payments: Yes

Description: The Company incurred $33,863.73 and $7,801.96 in expenses on behalf of a related party under common control, EV Holdings LLC in 2020 and 2021 respectively as a part of centralized group treasury management. These expenses were mostly represented by consulting, marketing and software charges paid on behalf of EV Holdings LLC. in May-November 2020. The Company obtained full reimbursement of the expenses from EV Holdings LLC. Due to changes in treasury management function at the parent level, the Company does not expect to incur any of such expenses in future.

Lender: UpCounsel LLC

Recipient: Rural Wireless LLC

Issue date: March 2020 - February 2021

Amount: $424,808.39

Interest rate: 0.0% per annum

Current with payments: Yes

Description: The Company incurred $398,375.27 and $26,433.12 in expenses on behalf of a related party under common control, Rural Wireless LLC in 2020 and 2021 respectively as a part of centralized group treasury management. These expenses were mostly represented by payroll and benefits charges paid on behalf of Rural Wireless LLC up until February 2021. The Company obtained full reimbursement of the expenses from Rural Wireless LLC. Due to changes in treasury management function at the parent level, the Company does not expect to incur any of such expenses in future.

Lender: UpCounsel Technologies Inc.

Recipient: Enduring Retail Audit LLC

Issue date: Jan - June 2021

Amount: $121,212.56

Interest rate: 0.0% per annum

Current with payments: Yes

Description: Since February 2021, the Company's management renders certain services to a related party under common control, Enduring Retail Audit LLC. The Company invoices the aforementioned entity for such services at a rate of approx. $25,000 per month. In February-May 2021 the amount charged by the Company to Enduring Retail Audit LLC comprised $121,212.56, of which $40,000 were settled by a bank transfer and the rest is expected to be repaid in August 2021.

The Company incurs Board fees from its related party under common control, Enduring Technology Inc., in the amount of $5,000 per quarter.

Name	Enduring Retail Audit LLC, Rural Wireless LLC, EV Holdings LLC, EV Holdings 1 LLC
Amount Invested	$373,981
Transaction type	Other
Issued	12/21/2021
Relationship	Related parties under common control

Transaction occurred throughout 2021 and are operational expenses paid on behalf of a related party.

There is an outstanding balance of $122,822 due from related parties.

Closings took place throughout 2021.

Name	Enduring Technologies Inc.
Amount Invested	$49,000
Transaction type	Other
Issued	06/21/2021
Relationship	stockholder

The transaction was issued between March-June 2021 as a working capital advance with no maturity date or interest rate.

The working capital advance was subsequently consumed in February - March 2022 by operational cross-charge expenses billed to the stockholder

Name	Enduring Ventures Inc.
Amount Invested	$1,963
Transaction type	Other

Issued	11/21/2021
Relationship	Stockholder (former, before November 2021)

The transaction consists of $1,963 in operational expenses paid on behalf of a former sole shareholder throughout 2021.

There is an outstanding balance of $1,951 due from the former stockholder.

Closings took place throughout 2021.

Name	Enduring Technologies Inc.
Amount Invested	$5,000
Transaction type	Other
Issued	12/21/2021
Relationship	Stockholder (as of November 2021)

The transaction occurred throughout 2021 and is for board fee expense. Currently, there is $10,000 in accrued expenses due to a related party.

Closings took place throughout 2021.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	9,500,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	500,000

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Competitors may pose a long-term risk, including LegalZoom, who has a June IPO scheduled. This access to capital could create challenges if LegalZoom were to launch a marketplace model, similar to UpCounsel's. Additionally, if companies like LegalMatch, Rocket Lawyer, or Avvo launched similar models, they may have the same effect.

UpCounsel's subscribers are predominantly attorneys. While there are over 1 million attorneys in the United States, the number of leads for these subscriptions certainly is not limitless, specifically as UpCounsel focuses only on business attorneys.

The team is constructed of remote workers distributed around the world. Changes in the ability to work with global contractors for US businesses may present a risk.

UpCounsel has a small core team, and turnover within its core team could pose a risk to the business.

Changes in compliance across state BARs as well as other regulatory changes could affect UpCounsel's ability to connect clients and attorneys via the marketplace model.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks.

Additionally, we have data protected by attorney-client privilege.

UpCounsel's subscriptions are premium products, ranging up to $2,000 a month. A huge wave of delinquents could limit cash-in-bank and pose a risk to the business' ability to operate.

UpCounsel relies on a high volume of organic traffic to fill the demand side of the marketplace. This traffic comes from UpCounsel having developed thousands of high-quality, legal-focused articles. (Google rewards websites with high-quality original content) This can present risks in a number of ways. Google algorithms are constantly changing and the algorithm could rank UpCounsel lower for a number of reasons. An organic content engine like UpCounsel's gives the business less control over the weekly, monthly, or quarterly fluctuations in traffic.

These changes can - to a business - be difficult to manage. A major change in the way google ranks UpCounsel's content presents a risk.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or

remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the

valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

UpCounsel Technologies, Inc.

- Delaware Corporation
- Organized March 2020
- 6 employees

3909 S Maryland Pkwy
Ste 314 #72
Las Vegas NV 89119

http://www.upcounsel.com

Business Description

Refer to the UpCounsel profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

UpCounsel is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.